Exhibit 4(e)
                              PROMISSORY NOTE



Dallas, Texas                                              December 31, 1995


Borrower:                           LUBY'S CAFETERIAS, INC.


Maximum Amount:                     $100,000,000.00


Interest Rate Options (check options available):


       x                 Agreed Rate
      ___

       x                 Prime Rate (-)        .50 %
      ___

       x                 CD Rate +             .50 %
      ___

       x                 Eurodollar Rate +     .375 %
      ___


Loan Type (Check only one option):


     _____ This Note evidences Loans made by Lender to Borrower pursuant to a line of credit in the Maximum Amount. From the date hereof to _________________, 19____ (the "Commitment Termination Date"),
            Borrower, subject to the terms and conditions of this Note and provided that no Event of Default is then existing, may borrow, repay and reborrow up to the Maximum Amount ("Committed Loans").

       x    This Note evidences Loans made by Lender to Borrower, which in the
     _____  aggregate principal amount outstanding shall not exceed the
            Maximum Amount. Each Loan evidenced hereby shall mature not later than February 28, 1996. Borrower acknowledges and agrees that
            (i) Lender has no obligation to make any Loans and (ii) each Loan shall be in the sole discretion of Lender ("Uncommitted Loans").

     Borrower, for the value received, promises to pay to the order of NATIONSBANK OF TEXAS, N.A. ("Lender"), at its banking house in Dallas, Texas, or at any other place designated to Borrower in writing by Lender, in lawful money of the United States of America and in immediately available funds prior to 11:00 a.m. Dallas time on the date due, the principal amount of each Loan, on the earlier of (i) declaration by Lender pursuant to Section 1.7 hereof, or
(ii) the last day of the Interest Period of such Loan, together with interest on the unpaid principal balance of such Loan at the applicable rates herein set forth.

     This Note is issued upon the following terms and conditions:


                                 ARTICLE I.

                                 THE LOANS

     1.1. Definitions. Defined terms used herein shall have the meanings given to them above and in Article III hereof.

     1.2. Making the Loans. Each Fixed Rate Loan shall be in an aggregate amount which is an integral multiple of $100,000.00. Each Loan shall be made by notice to Lender (stating the Type Loan, the amount of the Loan, the date of the Loan and the Interest Period for the Loan) not later than 11:30 a.m., Dallas time, given by Borrower to Lender (i) as to any Eurodollar Rate Loan, at least two (2) Business Days prior to the date of such Type Loan, (ii) as to any CD Rate Loan, at least one (1) Business Day prior to the date of such Type Loan, and (iii) as to any Agreed Rate Loan and any Prime Rate Loan, on the day of such Type Loan. Lender shall on the date of each Loan not later than 1:00 p.m., Dallas time, in immediately available funds, deposit the proceeds of such Loan in the general deposit account of Borrower with Lender.

     1.3. Repayment. Borrower shall repay the principal amount of each Loan on the earlier of (i) declaration by Lender pursuant to Section 1.7 hereof, or
(ii) the last day of the Interest Period for such Loan.

     1.4. Prepayments. Borrower may prepay any Prime Rate Loan, without penalty or premium. No prepayment of any Fixed Rate Loan shall be permitted without the prior written consent of Lender. Notwithstanding such prohibition, if there is a prepayment of any Fixed Rate Loan, whether by consent of Lender or because of acceleration or otherwise, Borrower shall, within fifteen (15) days of any request by Lender, pay to Lender any loss or expense which Lender may incur or sustain as a result of any such prepayment.

     A statement as to the amount of such loss or expense, prepared in good faith and in reasonable detail by Lender and submitted by Lender to Borrower shall be conclusive and binding for all purposes absent manifest error in computation. Calculation of all amounts payable to Lender under this Section
1.4 shall be made as though Lender shall have actually funded or committed to fund the relevant Fixed Rate Loan through the purchase of an underlying deposit in an amount equal to the amount of such Loan and having a maturity comparable to the related Interest Period; provided, however, that Lender may fund any Fixed Rate Loan in any manner it sees fit and the foregoing assumption shall be utilized only for the purpose of calculation of amounts payable under this Section 1.4.

     1.5. Yield Protection and Indemnity. If at any time after the date hereof, and from time to time, Lender determines that the adoption or modification of any applicable law, rule or regulation regarding taxation, Lender's required levels of reserves, deposits, insurance or capital (including any allocation of capital requirements or conditions), or similar requirements, or any interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation, administration or compliance of Lender with any of such requirements, has or would have the effect of (i) increasing Lender's costs relating to the Obligation hereunder, or (ii) reducing the yield or rate of return of Lender on the Obligation hereunder to a level below that which Lender could have achieved but for the adoption or modification of any such requirements, Borrower shall, within fifteen (15) days of any request by Lender, pay to Lender such additional amounts as (in Lender's sole judgment, after good faith and reasonable computation) will compensate Lender for such increase in costs or reduction in yield or rate of return of Lender. No failure by Lender to immediately demand payment of any additional amounts payable hereunder shall constitute a waiver of Lender's right to demand payment of such amounts at any subsequent time. Nothing herein contained shall be construed or so operate as to require Borrower to pay any interest, fees, costs or charges at a rate or in an amount greater than is permitted by Applicable Law.

     1.6. Interest.

     (a) Prime Rate Loans. The unpaid principal balance of each Loan outstanding from time to time as a Prime Rate Loan shall bear interest during each Interest Period at the Prime Rate plus the percentage, if any, set forth in the "Interest Rate Options" section of this Note, which interest rate shall change without notice with each change in such Prime Rate as of the date of any such change; provided that, if at any time the Prime Rate plus the percentage, if any, set forth in the "Interest Rate Options" section of this Note exceeds the Highest Lawful Rate, the rate of interest which each Prime Rate Loan bears shall be limited to the Highest Lawful Rate, but any subsequent reductions in the Prime Rate shall not reduce the rate of interest which each Prime Rate Loan bears below the Highest Lawful Rate until the amount of interest accrued on each Prime Rate Loan equals the amount of interest which would have accrued if the Prime Rate plus the percentage, if any, set forth in the "Interest Rate Options" section of this Note had at all times been in effect. Interest on each Prime Rate Loan for each Interest Period shall be payable on the last day thereof.

     (b) CD Rate Loans. The unpaid principal balance of each Loan outstanding from time to time as a CD Rate Loan shall bear interest during each Interest Period at the CD Rate for such CD Rate Loan plus the percentage, if any, set forth in the "Interest Rate Options" section of this Note. Interest on each CD Rate Loan for each Interest Period shall be payable on the last day thereof.

     (c) Eurodollar Rate Loans. The unpaid principal balance of each Loan outstanding from time to time as a Eurodollar Rate Loan shall bear interest during each Interest Period at the Eurodollar Rate for such Eurodollar Rate Loan plus the percentage, if any, set forth in the "Interest Rate Options" section of this Note. Interest on each Eurodollar Rate Loan for each Interest Period shall be payable on the last day thereof.

     (d) Agreed Rate Loans. The unpaid principal balance of each Loan outstanding from time to time as an Agreed Rate Loan shall bear interest during each Interest Period at the Agreed Rate for such Agreed Rate Loan. Interest on each Agreed Rate Loan for each Interest Period shall be payable on the last day thereof.

     (e) Computations. Subject to the provisions of Section 2.5 of this Note, interest on each Loan and any commitment fee shall be calculated on the basis of actual days elapsed, but computed as if each year consisted of 360 days. The books and records of Lender shall be prima facie evidence of all sums due Lender.

     (f) Past Due Principal and Interest. All past due principal of and, to the extent permitted by Applicable Law, all past due interest on any Loan and any other past due amount owing on this Note, shall bear interest from the date due until paid at the Default Rate.

     1.7. Events of Default. It shall be an event of default ("Event of Default") under this Note and each of any other documents executed in connection herewith if any one of the following shall occur: (i) Borrower shall fail to make any payment of principal, interest or other amounts under this Note when due; (ii) Borrower or any guarantor of this Note shall fail to make any payment when due on any debt for borrowed money, purchase money debt or contingent debt which Borrower or any guarantor of this Note is obligated to pay as borrower, guarantor or in any other capacity or any default or event of default shall occur under any agreement evidencing or providing for the creation of such debt or under any other document executed in connection with this Note; (iii) any voluntary or involuntary bankruptcy proceeding or any similar action is commenced with respect to Borrower or any guarantor of this Note or any of its assets; (iv) Lender shall in good faith believe that the prospect of payment of amounts due with respect to this Note has been impaired; or (v) any representation or warranty made by Borrower or any guarantor of this Note in connection with this Note shall be false or incorrect in any material respect when made or deemed made.

     If one or more of the foregoing Events of Default shall occur, all or any part of the outstanding principal of this Note plus accrued unpaid interest on this Note and any other accrued unpaid amount owing under this Note shall at the option of Lender become due and payable immediately without notice to Borrower, which is hereby waived by Borrower, and Lender shall have no further obligation (if any) to make Loans under this Note, and Lender may exercise any and all available rights and remedies under any document or instrument executed in connection with this Note or under Applicable Law.


                                ARTICLE II.

                               MISCELLANEOUS

     2.1. Waivers and Consents. Borrower and all endorsers, sureties and guarantors of this Note hereby severally waive demand and notice of demand, presentment for payment, protest, notice of protest, notice of acceleration of the maturity of this Note, notice of intention to accelerate the maturity of this Note, diligence in collecting, the bringing of any suit against any Person, and any notice of or defense on account of any extensions, renewals, partial payments or changes in this Note or in any of its terms, provisions and covenants, or any releases or substitutions of any security for this Note, or any delay, indulgence or other act of any holder hereof, whether before or after maturity.

     2.2 Fees. Borrower agrees to pay to Lender, on the date or dates set forth below, the following fee or fees (check applicable provisions):

     N/A     On the date hereof, a facility fee in the amount of
    ____     ___________________ Dollars ($______________________).


     N/A     On the last day of each Interest Period for Prime Rate Loans and
    ____     on the Commitment Termination Date, a commitment fee at the rate of ____________ percent (___ %) per annum on the average daily unborrowed portion of the Maximum Amount.

     2.3. Expenses. If this Note is placed in the hands of an attorney for collection after the occurrence of an Event of Default, or if all or any part of the indebtedness evidenced hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate or other court proceedings, Borrower and all endorsers, sureties and guarantors of this Note jointly and severally agree to pay reasonable attorneys' fees and collection costs to the holder hereof in addition to the principal and interest and other amounts payable hereunder. In addition, Borrower agrees to pay Lender all reasonable costs and expenses, including reasonable attorneys' fees, incurred by Lender in connection with the preparation of this Note and any documents or instruments executed in connection herewith, making the Loans hereunder, and all amendments, consents and waivers related to the Loans and requests therefor by Borrower.

     2.4. Governing Law. This Note is payable and performable in Dallas County, Texas, and shall be construed and enforced in accordance with and governed by the Laws of the State of Texas and the Federal Laws of the United States of America. Tex. Rev. Civ. Stat. Ann. art. 5069 Ch. 15 (which regulates certain revolving credit loan accounts and revolving tri-party accounts) shall not apply to the Loans evidenced by this Note. Without excluding any other jurisdiction, Borrower agrees that the courts of the State of Texas sitting in Dallas, Dallas County, Texas, and the federal courts sitting in Dallas, Dallas County, Texas, will have jurisdiction over proceedings in connection herewith.

     2.5. Controlling Agreement. Interest paid or agreed to be paid in this Note or in any other documents executed in connection herewith shall not exceed the Highest Lawful Rate, and, in any contingency whatsoever, if Lender shall receive anything of value deemed interest under Applicable Law which would exceed the Highest Lawful Rate, the excessive interest shall be applied to the reduction of unpaid principal or refunded to Borrower, if it exceeds unpaid principal. It is further agreed that, without limitation of the foregoing, all calculations of the rate of interest contracted for, charged, or received by Lender or any holder of this Note that are made for the purpose of determining whether such rate exceeds the Highest Lawful Rate shall be made, to the extent permitted by usury laws applicable to Lender (now or hereafter enacted), by amortizing, prorating, and spreading during the period of the full stated term of the Loans evidenced by this Note all interest at any time contracted for, charged, or received by Lender in connection therewith.

     2.6. Binding Effect. This Note shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors and assigns, except that Borrower shall not have the right to assign its rights or obligations hereunder or any interest herein without the prior written consent of Lender. Lender may assign to one or more banks, all or any part of, or may grant participations to one or more banks in or to all or part of, any Loan or Loans and this Note, and to the extent of any such assignment or participation (except where otherwise stated) the assignee or participant of such assignment or participation shall have the rights and benefits with respect to each Loan or Loans and this Note, including Section 1.5 hereof, as it would have if it was Lender hereunder.

     2.7. Titles. The titles to paragraphs in this Note are inserted for convenience only and do not constitute a part of the text hereof.

     2.8. Notices. Notices hereunder must be given in writing to be effective and shall be effective upon receipt by Borrower or Lender at the address set forth below its signature below or at such other address as Borrower or Lender may notify the other.


                                ARTICLE III

                                DEFINITIONS

    As used in and for all purposes of this Note, the terms defined in this
Article III shall have the following meanings, and the singular shall include the plural, and vice versa, unless otherwise specifically required by the context:

     "Agreed Rate" shall mean a fixed rate per annum mutually agreed upon by Borrower and Lender, to be confirmed in writing by Borrower.

     "Agreed Rate Loan" shall mean each Loan which bears interest at the Agreed Rate.

     "Applicable Law" shall mean the Laws of the United States of America applicable to contracts made or performed or to be performed in the State of Texas, including, without limitation, 12 U.S.C. section 85 and 86(a), as heretofore or hereafter amended, and any other statute of the United States of America now or at any time hereafter prescribing maximum rates of interest on loans, advances and extensions of credit, and the Laws of the State of Texas, including, without limitation, Articles 5069-1.04 and 5069-1.07(a), Title 79, Revised Civil Statutes of Texas, 1925, as heretofore or hereafter amended ("Art. 1.04").

     "Art. 1.04" has the meaning given to such term in the definition of Applicable Law in this Article III.

     "Assessment Rate" shall mean, with respect to any CD Rate Loan, the actual (if known) or the estimated (if the actual rate is not known) net annual assessment rate (rounded upwards, if necessary, to the next higher 1/100 of 1%) charged by the Federal Deposit Insurance Corporation (or any successor) for such corporation's (or such successor's) insuring liability for time deposits of Lender, as in effect from time to time. The Assessment Rate shall be a fixed percentage calculated as of and effective with the first day of each Interest Period, taking into consideration changes scheduled to occur during such Interest Period.

     "Business Day" shall mean a day of the year on which banks are not required or authorized to close in Dallas, Texas, and, if the applicable Business Day relates to any Eurodollar Rate Loans, a day of the year on which dealings are carried on in the London interbank market.

     "CD Rate" shall mean an interest rate per annum equal to a rate determined pursuant to the following formula:

         Derivation CD Rate             +   Assessment Rate
         _____________________________
         100% - CD Reserve Percentage

     "CD Rate Loan" shall mean each Loan which bears interest based on the CD Rate.

     "CD Reserve Percentage" shall mean, for the applicable Interest Period, the then applicable maximum reserve requirement (including, without limitation, any basic, supplemental, marginal and emergency reserves) (expressed as a percentage) under Regulation D of the Board of Governors of the Federal Reserve System, or such additional, substituted or amended reserve requirement, applicable to member banks of the Federal Reserve System, in respect of non-personal time deposits in Dollars in the City of Dallas, Texas, having a maturity comparable to such Interest Period and in an amount of $100,000.00 or more. The CD Reserve Percentage shall be a fixed percentage calculated as of and effective with the first day of such Interest Period, taking into consideration changes scheduled to occur during such Interest Period.

     "Default Rate" shall mean (i) from the date that any payment is due until ten (10) days thereafter, an interest rate per annum equal to the lesser of
(y) two (2) percent above the interest rate otherwise applicable to such payment or, if there is no otherwise applicable interest rate, two (2) percent above the Prime Rate or (z) the Highest Lawful Rate and thereafter (ii) the Highest Lawful Rate.

     "Derivation CD Rate" shall mean, for the applicable Interest Period, the rate per annum determined by Lender, in accordance with its customary general practice from time to time, to be the rate that is or would be offered or quoted to Lender at its request by one or more primary dealers who make markets in certificates of deposit for the purchase at face value from Lender of certificates of deposit issued by Lender in the amount of Five Million Dollars ($5,000,000.00), having a term comparable to such Interest Period, as of approximately 8:00 a.m. Dallas, Texas time (or as soon thereafter as practicable) on the first day of such Interest Period. If no such offers or quotes are generally available for such amount, then Lender shall be entitled to determine the Derivation CD Rate by estimating in its reasonable judgment the per annum rate (as described above) that would be applicable if such quotes or offers were generally available.

     "Dollars" and the sign "$" shall mean lawful money of the United States of America.

     "Eurodollar Rate" shall mean an interest rate per annum equal to a rate determined pursuant to the following formula:

                           London Interbank Rate
                   _____________________________________
                   100% - Eurodollar Reserve Percentage

     "Eurodollar Rate Loan" shall mean each Loan which bears interest based on the Eurodollar Rate.

     "Eurodollar Reserve Percentage" shall mean the maximum reserve requirement (including, without limitation, any basic, supplemental, marginal and emergency reserves) (expressed as a percentage) applicable to member banks of the Federal Reserve System in respect of "Eurocurrency Liabilities" under Regulation D of the Board of Governors of the Federal Reserve System, or such additional, substituted or amended reserve requirement as may be hereafter applicable to member banks of the Federal Reserve System.

     "Fixed Rate Loan" shall mean an Agreed Rate Loan, CD Rate Loan, or Eurodollar Rate Loan, as the context requires.

     "hereof," "hereto," "hereunder" and similar terms shall refer to this Note and not to any particular section or provision of this Note.

     "Highest Lawful Rate" shall mean at the particular time in question the maximum rate of interest per annum which, under Applicable Law, Lender is then permitted to charge Borrower on the Obligation. If the Highest Lawful Rate shall change after the date hereof, the Highest Lawful Rate shall be automatically increased or decreased, as the case may be, from time to time as of the effective time of each change in the Highest Lawful Rate without notice to Borrower; provided, however, the Highest Lawful Rate shall decrease with respect to the Note only if required by Applicable Law. For purposes of determining the Highest Lawful Rate under the Applicable Law of the State of Texas, the applicable rate ceiling shall be the indicated rate ceiling described in and computed in accordance with the provisions of Section (a)(1) of Art. 1.04, provided, that at any time such indicated rate ceiling shall be less than 18% per annum or more than 24% per annum, the provisions of Section
(b)(1) and (2) of Art. 1.04 shall control for purposes of such determination, as applicable.

     "Interest Period" means, for each Loan, the period commencing on the date of such Loan and ending on the last day of such period as selected by Borrower pursuant to the provisions hereof. The duration of each such Interest Period for (i) each Eurodollar Rate Loan shall be 1, 2 or 3 months, (ii) each CD Rate Loan shall be 30, 60 or 90 days, (iii) each Prime Rate Loan shall be from the date of such Prime Rate Loan to the next succeeding April 1, July 1, October 1 or January 1, and (iv) each Agreed Rate Loan shall be up to 30 days as agreed to by Borrower and Lender and confirmed in writing by Borrower, subject to the other provisions hereof, as Borrower may select: provided however, that:

     (i) Whenever the last day of any Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day, provided, in the case of any Interest Period for a Eurodollar Rate Loan, that if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day; and

     (ii) No Interest Period may extend beyond February 28, 1996.

     "Laws" shall mean all constitutions, treaties, statutes, laws, ordinances, regulations, orders, writs, injunctions, or decrees of the United States, any state or commonwealth, any municipality, any foreign country, any territory or possession or any Tribunal.

     "Loan" shall mean any Prime Rate Loan, Agreed Rate Loan, CD Rate Loan or Eurodollar Rate Loan, as the context requires.

     "London Interbank Rate" shall mean, for the applicable Interest Period, the rate of interest per annum (rounded upward, if necessary, to the next higher 1/16 of 1%) determined by Lender, in accordance with its customary general practice from time to time, to be the rate at which deposits in immediately available funds in Dollars are or would be offered or quoted by Lender to major banks in the London interbank market, as of approximately 11:00 a.m. London time, or as soon thereafter as practicable, on the second Business Day immediately preceding the first day of such Interest Period, for a term comparable to such Interest Period and in the amount of Five Million Dollars ($5,000,000.00). If no such offers or quotes are generally available for such amount, then Lender shall be entitled to determine the London Interbank Rate by estimating in its reasonable judgement the per annum rate (as described above) that would be applicable if such quotes or offers were generally available.

     "Obligation" shall mean (without duplication) the aggregate principal amount of and any interest, fees, and other charges payable by Borrower in respect of the Loans.

     "Person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department, agency or political subdivision thereof.

     "Prime Rate" shall mean the prime interest rate charged by Lender as announced or published by Lender from time to time. It is understood that the Prime Rate is set by Lender as a general reference rate of interest and is not necessarily the lowest or best rate actually charged to any customer or a favored rate.

     "Prime Rate Loan" shall mean each Loan which bears interest based on the Prime Rate.

     "Taxes" shall mean all taxes, assessments, fees or other charges from time to time or at any time imposed by any Laws or by any Tribunal.

     "Tribunal" shall mean any state, commonwealth, federal foreign, territorial, or other court or governmental department, commission, board, bureau, district, agency or instrumentality.

     "Type Loan" shall mean with respect to the Loan, a Prime Rate Loan, Agreed Rate Loan, CD Rate Loan, or a Eurodollar Rate Loan.

     NOTICE OF FINAL AGREEMENT. THIS WRITTEN PROMISSORY NOTE AND ANY OTHER DOCUMENTS EXECUTED IN CONNECTION HEREWITH REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

BORROWER:


LUBY'S CAFETERIAS, INC.

By:      Ralph Erben
         ___________________
Name:    Ralph Erben
Title:   President and CEO


By:      John E. Curtis, Jr.
         ___________________
Name:    John E. Curtis, Jr.
Title:   Executive Vice President and CFO



     Executed by Lender for the purpose of the Notice of Final Agreement set forth above.


LENDER:

NATIONSBANK OF TEXAS, N.A.



By:     Doug Hutt
        __________________
Name:   Douglas E. Hutt
Title:  Senior Vice President